Exhibit 99.1

IM Cannabis Strengthens Focus on Importing Premium and Ultra-
Premium Products from its Canadian Subsidiaries

Closure of Sde Avraham farm in Israel optimizes Company’s organizational structure by fully leveraging global import-export supply chain

Increase in Revolving Credit Facility availability to $15 million supports increased global demand for premium cannabis

Toronto, Canada and Glil Yam, Israel – April 6, 2022 – IM Cannabis Corp. (the “Company” or “IM Cannabis”) (CSE: IMCC) (NASDAQ: IMCC), a leading medical and adult-use recreational cannabis company with operations in Israel, Canada, and Germany, today announced new strategic imperatives designed to enhance organizational efficiency and reduce operating costs while further responding to the increased demand for premium, indoor-grown Canadian cannabis from Israeli consumers. As part of these changes, Focus Medical Herbs Ltd. (“Focus Medical”) has decided to close the Sde Avraham cultivation farm in Israel that it owns and operates. Focus Medical has an exclusive commercial agreement with IM Cannabis to distribute its production under the IMC brand. Focus Medical will complete the closure of the Sde Avraham cultivation farm during the second quarter of 2022.

The closure of Sde Avraham farm will allow the Company to better leverage its fully licensed import-export supply chain and focus on importing premium and ultra-premium products from its subsidiaries in Canada and other leading Canadian suppliers. IM Cannabis will continue to support the cultivation sector in Israel by concentrating on purchasing from third-party cultivation facilities in Israel that have advanced technological greenhouses and will rely on existing inventory of proprietary genetics.

The Company also completed an amendment to increase the availability under the existing revolving credit facility with a private Canadian creditor that is maintained by Trichome JWC Acquisition Corp. (“TJAC”) to $15 million (the “Revolving Credit Facility”) to better support the working capital needs associated with its global supply chain and the growing demand for its premium Canadian-grown cannabis. Amounts drawn under the Revolving Credit Facility are margined against eligible accounts receivable and inventory and are secured against the assets of the Company’s Canadian subsidiaries. The term of the Revolving Credit Facility was extended to May 2023. For more information on the Revolving Credit Facility, please see the Company’s annual information form dated March 31, 2022, available on the Company’s SEDAR profile at www.sedar.com.

“IM Cannabis is well positioned to meet the elevated demand for premium cannabis through our global supply chain and cultivation facilities in Canada,” said Oren Shuster, Chief Executive Officer of IM Cannabis. “Over the last decade, Focus Medical has been the main cultivator of our products sold in the Israeli market and we are grateful for the team’s hard work and dedication. Our ability to import from our Canadian facilities provides us with a high-quality and reliable source of supply for the Israeli and German medical markets as they continue to evolve. We believe this strategic transition will strengthen our operating model and ultimately support sustainable, long-term growth for our stakeholders.”

In 2021, the Company established a strong presence in Canada through acquiring two indoor cultivation facilities of TJAC and MYM Nutraceuticals Inc. (“MYM”), which grow premium and ultra-premium products and have leading brands in the adult-use recreational Canadian market, WAGNERS and Highland Grow. The TJAC and MYM acquisitions enable the Company to seamlessly import these products into Israel and provide Israeli patients with premium products, some of which are already sold in pharmacies in Israel. In the first quarter of 2022, the Company launched its WAGNERS brand in Israel.

About IM Cannabis Corp.

IM Cannabis (NASDAQ: IMCC, CSE: IMCC) is a leading international cannabis company providing premium products to medical patients and adult-use recreational consumers. IM Cannabis is one of the very few companies with operations in Israel, Germany, and Canada, the three largest federally legal markets. The ecosystem created through its international operations leverages the Company’s unique data-driven perspective and product supply chain globally. With its commitment to responsible growth and financial prudence, and the ability to operate within the strictest regulatory environments, the Company has quickly become one of the leading cultivators and distributors of high-quality cannabis globally.

The Company operates medical cannabis retail pharmacies, online platforms, distribution centres and logistical hubs through IMC Holdings Ltd. in Israel that enable the safe delivery and quality control of IM Cannabis products throughout the entire value chain. In Germany, the IM Cannabis ecosystem operates through Adjupharm GmbH, where it also distributes cannabis to pharmacies to medical cannabis patients. In Canada, IM Cannabis operates through Trichome Financial Corp. and its subsidiaries TJAC and MYM, where it cultivates and processes cannabis for the adult-use market at its Ontario, Nova Scotia, and Quebec facilities under the WAGNERS and Highland Grow brands.

About Focus Medical

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. According to accounting criteria in IFRS 10, the Company is viewed as effectively exercising control over Focus, and therefore, the accounts of Focus are consolidated with those of the Company. Focus Medical has an exclusive commercial agreement with IM Cannabis to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

Disclaimer for Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking information”). Forward-looking information are often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements regarding the Company’s import-export supply chain and ability to import a sufficient amount of premium products from its Canadian subsidiaries and other leading Canadian suppliers, the Company’s ability to meet elevated demand for premium cannabis, the ability to import cannabis from the Company’s Canadian facilities, the sustainability of growth as a result of the Company’s transition to an asset-light model, the savings in operating costs as a result of closing the Sde Avraham facility, the use of the Revolving Credit Facility to support working capital needs associated with the Company’s global supply chain and the growing demand for its premium Canadian-grown cannabis, and the Company’s business and strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan and the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining “de facto” control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; the Company’s reliance on third-party supply agreements; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture, import, export or use of medical and/or recreational cannabis, as applicable, in Israel, Germany and Canada; any change in the political environment which would negatively affect the decriminalization and/or legalization of recreational cannabis in Israel and Germany; conflict in Eastern Europe; and unexpected disruptions to the operations and businesses of the Company as a result of the ongoing COVID-19 global pandemic or other disease outbreaks.

Please see the other risks, uncertainties and factors set out under the heading “Risk Factors” in the Company’s annual information form dated March 31, 2022, which is available on the Company’s issuer profile on SEDAR at www.sedar.com. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:
Maya Lustig, Director Investor & Public Relations
IM Cannabis
+972-54-677-8100
maya.l@imcannabis.com

Investor Relations:
Brooks Hamilton, Director
MZ Group – MZ North America
+1 949-546-6326
IMCC@mzgroup.us